Exhibit 99.1

International Game Technology PLC Annual General Meeting

On May 22, 2017, International Game Technology PLC (the “Company”) held its annual general meeting of shareholders (the “2017 AGM”). At the 2017 AGM, seven matters were considered and acted upon. Each of the resolutions 1 through 7 were adopted. The number of votes cast for and against, as well as abstentions and broker non-votes, are set forth below.

Resolution 1: To receive and adopt the Company’s annual accounts and reports for the financial year ended 31 December 2016 (“Annual Reports and Accounts”).

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
364,848,992.582000	396,725.660500	331,979.904000	0.000000

Resolution 2: To approve the directors’ remuneration report (excluding the remuneration policy) set out in section 2 of the Annual Reports and Accounts.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
361,366,490.152000	3,802,295.334500	408,912.660000	0.000000

Resolution 3: To approve the directors’ remuneration policy (excluding the remuneration report) set out in section 2 of the Annual Reports and Accounts.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
283,251,641.407000	81,894,796.201000	431,260.538500	0.000000

Resolution 4: To reappoint PricewaterhouseCoopers LLP as auditor of the Company to hold office from the conclusion of the 2017 AGM until the conclusion of the next general meeting of the Company at which accounts and reports are laid before the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
364,782,117.826000	177,002.391000	618,577.929500	0.000000

Resolution 5: To authorise the board of directors of the Company or its audit committee to fix the remuneration of the auditor.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
365,177,469.486000	217,398.269500	182,830.391000	0.000000

Resolution 6: To authorize political donations and expenditure not exceeding £100,000 in total, in accordance with sections 366 and 367 of the Companies Act 2006.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
356,448,038.593000	8,589,355.380500	540,304.173000	0.000000

Resolution 7: To adopt new articles of association of the Company to allow for general meetings to be held electronically.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
364,892,963.460500	289,099.025500	395,635.660500	0.000000